EXHIBIT 12.1
MINDSPEED TECHNOLOGIES, INC.
STATEMENT RE: COMPUTATION OF RATIOS
(unaudited, dollars in thousands)
The following table sets forth the consolidated ratio of earnings to fixed changes for the period indicated.

Nine Months Ended
June 30, 2005
Earnings:
Loss before income taxes	$(57,445)
Add: Fixed charges	2,987

$(54,458)

Fixed charges:
Interest	$1,238
Interest portion of rental expense	1,749

$2,987

Ratio of earnings to fixed charges (1)	—

(1)	For the nine months ended June 30, 2005, the Company’s earnings were insufficient to cover its fixed charges by $57.4 million.